New York - AG	September 10, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Announces CDN$78 Million Bought Deal Investment by Billionaire Eric Sprott

Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that it has entered into an agreement with an underwriter pursuant to which the underwriter has agreed to purchase, on a bought deal basis, 5,000,000 common shares of First Majestic (the “Common Shares”) at a price of CDN$15.60 per Common Share for gross proceeds of CDN$78,000,000 (the “Offering”).

The Company expects to use the net proceeds of the Offering, together with the Company’s current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.

The Offering will only be made in Canada, and will be by way of a prospectus supplement (the “Prospectus Supplement”) under the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 5, 2018. The Prospectus Supplement will be filed in all of the provinces of Canada other than Québec and, together with the related Base Shelf Prospectus, will be available on SEDAR at www.sedar.com.

The Offering is scheduled to close on or before September 17, 2020 and is subject to certain conditions including, but not limited to, receipt of all regulatory approvals, including the approval of the Toronto Stock Exchange. The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to closing of the Offering and the timing thereof; the proposed use of proceeds of the Offering; receipt of all regulatory approvals; and production estimates from the Company’s mines. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to obtain regulatory approval of the Offering; the occurrence of a material adverse change, disaster, change of law or other failure to satisfy the conditions to closing of the Offering; risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2019, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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